Exhibit 99.2

CTW

(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CTW)

____________________

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 27, 2026
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of CTW (the “Company”) will be held at Sumitomo Shiba Koen Building, 17th Floor, 2-8-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan on November 27, 2026 at 10:00 AM (Tokyo time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following resolutions:

IT IS RESOLVED, as an ordinary resolution:

THAT the Company be and is hereby authorized to effect a consolidation of the Company’s issued and outstanding and authorized but unissued Class A ordinary shares of par value US$0.0001 each on a basis ranging from no consolidation to a consolidation of 1:300 (the “Reverse Share Split”) at any time within three (3) years from the date on which this resolution is passed, with the board of directors of the Company being authorized, in its sole and absolute discretion, to determine the exact ratio of the Reverse Share Split and the date and time at which the Reverse Share Split shall become effective, and to take all such actions and do all such things as it may consider necessary or desirable to give effect to, or to determine not to proceed with, the Reverse Share Split.

IT IS RESOLVED, as an ordinary resolution:

THAT the shareholders hereby waive their rights to any fraction of a share resulting from the Reverse Share Split, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company.

IT IS FURTHER RESOLVED, as an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

In addition, the AGM will transact any other business properly brought before it.

The board of directors of the Company has fixed the close of business on October 29, 2026 (Cayman Islands time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof.

Shareholders may access the Company’s public filings free of charge at the Company’s investor relations website ctw.inc/investors, and on the SEC’s website http://www.sec.gov.

By Order of the Board of Directors,
CTW
/s/ Patrick Liu
Patrick Liu
Chief Financial Officer

Tokyo, Japan

November 9, 2026